UNITED STATES SECURITIES & EXCHANGE COMMISSION
		                        WASHINGTON, DC 20549



			                        SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                         (Amendment No. ___1____)


			                         Weirton Steel
			                        (Name of Issuer)

			                            Common
                   (Title of Class of Securities)

		                           948774-10-4
                             (CUSIP#)

                       			Wendell W. Wood
		                       	P.O. Box 5548
		                	Charlottesville, VA  22905
                          804-975-3334
     (Name, Address & Phone # of Person authorized to Receive Notices &
      Communications)

                         January 7, 2000
         (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ( )

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover
page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act	 of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














CUSIP No.   948774-10-4

1. Names of Reporting Persons

             Wendell W. Wood

2. Check the appropriate box if a Member of a Group
(a)
(b)

3. SEC Use Only

4. Source of Funds               PF

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
U. S. Citizen

Number of shares         7.  Sole Voting Power  Wendell W. Wood
Beneficially owned       8.  Shared Voting Power None
By each reporting        9.  Sole Dispositive Power Wendell W.  Wood
person  with             10. Shared Dispositive Power None


11.  Aggregate Amount Beneficially Owned by Each Reporting
Person            3,751,500

12.  Check if the Aggregate Amount in Row (11) Excluded
Certain Shares       (  )

13.  Percent of Class Represented by Amount in row (11)
9%

14.  Type of Reporting Person                      IN

Item 1.     Security and Issuer
State title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.
                 Common Stock
                  Weirton Steel Corporation
                  400 Three Springs Drive
                  Weirton, West Virginia  26062-4989

Items 2 thru 7     N/A

THIS IS AN ELECTRONIC  CONFIRMING COPY OF THE ORIGINAL
FILING DATED DECEMBER 15, 1999.